Mail Stop 3561

May 22, 2009

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

> **Re:    Cal-Maine Foods, Inc.**
> **File No. 000-04892**
> **Form 10-K:  For the fiscal year ended May 31, 2008**
> **Form 10-Q:  For the quarterly period ended February 28, 2009**

Dear Mr. Dawson:

We have reviewed your April 15, 2009 correspondence and have the following comments.  We ask you to revise future filings in response to some of these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K:  For the fiscal year ended May 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.  We have reviewed your response to our prior comment number 3, but we do not believe that our comment has been fully addressed by your proposed disclosure.  Your proposed disclosure appears very useful in explaining the nature of your business and the key factors that generally affect your company and your industry.  In this regard, we believe that this proposed disclosure would be more appropriately included in the "Business" section of your filing.  However, the intent of our prior comment was to request an overview-type discussion and analysis of <u>actual</u> major trends in your company's results of operations over the

last three years.  Following on the example in our prior comment, your overview should address why your company's results of operations changed from a $1 million loss in fiscal year 2006 to a $152 million profit in fiscal year 2008, whether such trend is expected to continue or not, and why.  Please revise your MD&A disclosure accordingly.  Provide us with your proposed disclosure as part of your response.

Results of Operations, page 22

2.  We have reviewed your response to our prior comment number 4, as well as your concern that such disclosure would put your company at a competitive disadvantage.  However, given the significant difference in the average selling prices of your company's specialty shell eggs as compared to non-specialty shell eggs, the significant difference in the price volatility of non-specialty shell eggs as compared to specialty shell eggs, the recent increases in the quantity of specialty shell eggs sold (i.e., in absolute and as a percentage of the aggregate shell eggs sold by your company), and the recent increases in the amount of revenue generated from the sale of specialty shell eggs, we believe that it is necessary to separately discuss the revenue generated from specialty shell eggs and non-specialty shell eggs in order to adequately explain the changes in the your company's net sales between comparative reporting periods.  In this regard, we believe that separate analyses of specialty shell egg sales and non-specialty shell egg sales would enhance investors' ability to (i) see and evaluate your business through the eyes of management, (ii) assess the extent to which specialty shell egg sales are impacted by factors or trends affecting the broader non-specialty shell egg industry, (iii) analyze the variability of your company's revenue in the past and better predict the potential for variability in the future, (iv) evaluate your success in growing your specialty shell egg operations, as well as the impact of such growth on your company's margins, and (v) evaluate the extent to which recent acquisitions have increased your company's participation/ market share in the specialty shell egg market versus the non-specialty shell egg market.  For example, expanding your disclosure would enhance your investors' ability to assess and analyze the following information related to the change in your company's net sales between fiscal year 2007 and fiscal year 2008:

- the extent to which the average selling price of your company's shell eggs was influenced by increases in the average selling price of non-specialty shell eggs, versus the increase in the quantity of specialty shell eggs sales as a percentage of total eggs sales (i.e., product mix);
- the extent that the decrease in the quantity of non-specialty shell egg sales was offset by an increase in specialty shell egg sales;
- the reason(s) why the quantity of specialty shell eggs sold increased significantly, despite the decline in the quantity of non-specialty eggs sold; and
- the extent to which factors such as the volatility/variability of non-specialty

shell egg prices and changes in product mix have directly impacted the net sales recognized for the comparable periods.

Based upon the observations noted above, we continue to believe that you should expand your MD&A disclosure to provide a separate analysis of the revenue generated by specialty eggs and non-specialty eggs, as well as the underlying trends or factors (e.g., changes in quantities sold or price) impacting the amount of revenue generated by each. Furthermore, your MD&A disclosure should be expanded to discuss the impact of changes in the sales mix between non-specialty shell eggs and specialty shell eggs on cost of sales and/or gross margin percentage, if material. Please revise your MD&A disclosure accordingly, or advise. In addition, provide us with your proposed disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 45

3. We have reviewed your response to our prior comment number 9. However, it remains unclear to us why it is appropriate to account for Hillandale, LLC as if your company purchased and owned 100 percent of the entity prior to acquiring 100 percent of the entity's outstanding membership units. In this regard, we acknowledge that the initial acquisition of 51 percent of the outstanding membership units of Hillandale, LLC provided your company with control, which would result in consolidation of the entity. We also acknowledge that the underlying purchase agreement established unconditional commitments for your company to acquire the remaining membership units of Hillandale, LLC and for the other Hillandale, LLC members (i.e., the "Hillandale Companies") to sell those remaining membership units to your company. However, it is not clear how the terms of the transaction result in your company acquiring – that is, legally or in substance – 100 percent of the membership units of Hillandale, LLC prior to the subsequent purchases outlined in section 5.2 of the purchase agreement. In this regard, we first note that Hillandale, LLC does not appear to meet the definition of a wholly-owned subsidiary due to the voting rights retained by the Hillandale Companies until their remaining membership units are subsequently purchased. Refer to Rule 1-02(aa) of Regulation S-X. Furthermore, we note that both your purchase agreement and the Hillandale, LLC operating agreement provide for significant rights to remain with the Hillandale Companies until their remaining membership units are subsequently purchased. For example, we note the following:

- Section 2.2 of the purchase agreement provides for two of the five members of Hillandale, LLC's Board of Directors to be selected by and represent the

"Hillandale Companies" until such time that your company has acquired all of Hillandale, LLC's outstanding units of membership and the entity becomes a wholly-owned subsidiary of your company.

- Section 6.2.3 of the purchase agreement and Article 10.01 of the Hillandale, LLC operating agreement provide for net profits and net losses of Hillandale, LLC to be allocated pro rata based upon the number of common units owned by each member.
- Article 7.10 of the Hillandale, LLC operating agreement provides for one vote for each unit of membership interest, based upon the holder of record for each respective unit.
- Article 10.03 of the Hillandale, LLC operating agreement provides for all distributions of cash or other property to be made to the entity's members in proportion to their respective ownership of common units on the record date of such distribution.
- Article 9.03 and 13.03 of the Hillandale, LLC operating agreement provides for the distribution of assets upon liquidation or dissolution based upon the proportionate ownership of membership units.

Based upon the observations noted above, it appears that the transfer of the rights, risks, and rewards attributable to the membership units retained by the Hillandale Companies has only occurred and will only occur in the future upon consummation of the subsequent purchase installments. As such, it does not appear that your company owns such membership units, legally or in substance, until the subsequent dates of purchase. In this regard, it also does not appear appropriate to apply the guidance outlined in EITF 00-4 to your transaction, as such guidance assumes that the risks and rewards of owning the non-controlling interest are held by the parent (i.e., your company) during the period(s) prior to the subsequent acquisition dates, such that the same economic result could have been accomplished in a single transaction. Refer to paragraph 6 of EITF 00-4. In addition, while an unconditional commitment to purchase the remainder of Hillandale, LLC was established upon entering the purchase agreement, it does not appear that this commitment reflects a liability of your company until your company has received the rights, risks, and rewards attributable to the additional investments in Hillandale, LLC. In this regard, it is unclear to us how an unconditional obligation to purchase 49 percent of an entity is different than an unconditional obligation to purchase 100 percent of an entity; the latter of which would not be consolidated at the date of the contractual obligation, but rather when the risks and rewards of ownership have transferred.

Finally, based upon your response, as well as the terms of your contracts, it does not appear that the intent of the transaction was to fully transfer the risks and rewards of ownership and to finance a portion of the purchase consideration as of the closing date. In this regard, we note that there were no notes or deeds securing payment, no shares escrowed to your benefit pending payment, and only 51 percent of the units of membership were tendered at closing. Furthermore, we note that paragraph 48 of SFAS 141 states that the date of acquisition ordinarily is the date "assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued." In your case, this occurs in steps at each subsequent purchase date.

Based on the above, we cannot concur with your accounting. Please revise, as appropriate.

## Form 10-Q: For the quarterly period ended February 28, 2009

## Exhibits

4. We have reviewed your response to our prior comment number 11. However, we note that the certifications provided by your Principal Executive Officer and Principal Financial Officer for the quarterly period ended February 28, 2009 are missing a portion of the introductory language that is required to be included in paragraph 4. In this regard, please confirm that the certifications provided in future filings will fully comply with the requirements of Item 601(b)(31) of Regulation S-K.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions.  You may also contact me at 202-551-3380.


Sincerely,


Lyn Shenk
Branch Chief